UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of May, 2006
Commission File Number 1-7616
PIONEER CORPORATION
(Translation of registrant’s name into English)
4-1, MEGURO 1-CHOME, MEGURO-KU, TOKYO 153-8654, JAPAN
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PIONEER CORPORATION
(Registrant)

Date: May 11, 2006
	By	/s/ Tamihiko Sudo

Tamihiko Sudo
President and Representative Director
This report on Form 6-K contains the following:
1.	The announcement released by the Company to the press in Japan dated May 11, 2006, concerning partial amendments to its consolidated business results for fiscal 2006, ended March 31, 2006, which were announced on April 27, 2006.

For Immediate Release
May 11, 2006
Pioneer Announces Partial Amendments to
Consolidated Business Results for Fiscal 2006
TOKYO — Pioneer Corporation today announced as follows, partial amendments to its consolidated business results for fiscal 2006, ended March 31, 2006, which were announced on April 27, 2006.
I. REASON FOR AMENDMENTS
The Company has amended certain amounts in its consolidated financial statements in connection with the trade receivable securitization program. Securitized trade receivables and related sales program liabilities, which were recorded separately in the Consolidated Balance Sheets, are now shown in net in accordance with the requirements of the U.S. GAAP. Due to this change, “Trade receivables, less allowance” in Current Assets, and “Others” in Current Liabilities decreased by ¥2,743 million, respectively. Related amounts in the Consolidated Statements of Cash Flows are also amended accordingly.
II. POINTS OF AMENDMENTS
Cash Flows
[Amendments are indicated by underlines (                      ). ]
During fiscal 2006, operating activities provided net cash of ¥68,329 million (US$584.0 million). This was mainly due to a decrease in trade receivables and inventories of ¥28,859 million (US$246.7 million), as well as adjustments for non-cash expenses, such as depreciation and amortization of ¥46,703 million (US$399.2 million), impairment losses of ¥41,422 million (US$354.0 million) on property, plant and equipment, and equity in losses of affiliated companies of ¥24,031 million (US$205.4 million). These factors outweighed the net loss of ¥84,986 million (US$726.4 million) for the period. Meanwhile, investing activities used net cash of ¥29,759 million (US$254.4 million). This reflected ¥40,325 million (US$344.7 million) for car electronics and plasma display-related capital expenditures and other investments, partially offset by proceeds of ¥7,068 million (US$60.4 million) from the sale of investment securities. Financing activities used net cash of ¥38,551 million (US$329.5 million), mainly for the redemption of bonds and dividend payments. In addition, the effect of exchange rate changes on cash and cash equivalents was an increase of ¥4,980 million (US$42.6 million), due to translation differences reflecting a weaker yen. Consequently, cash and cash equivalents at March 31, 2006 were ¥121,680 million (US$1,040.0 million), ¥4,999 million (US$42.7 million) higher than at March 31, 2005.
Note:	The U.S. dollar amounts in this release represent translation of Japanese yen, for convenience only, at the rate of ¥117=US$1.00, the approximate rate prevailing on March 31, 2006.

Pioneer Corporation and Subsidiaries
Consolidated Balance Sheets
[Amended figures are shown with asterisks ( * ).]

				(In millions of yen)
	March 31			Increase/
	2006		2005	(Decrease)
ASSETS
Current assets:
Cash and cash equivalents	¥121,680		¥116,681	¥4,999
Trade receivables, less allowance	107,563	*	132,176	(24,613)*
Inventories	104,226		109,015	(4,789)
Assets held for sale	25,577		—	25,577
Others	69,626		69,024	602

Total current assets	428,672	*	426,896	1,776 *

Investments and long-term receivables	29,772		28,828	944
Property, plant and equipment, less depreciation	160,231		210,145	(49,914)
Intangible assets	20,576		24,052	(3,476)
Other assets	38,795		35,246	3,549

Total assets	¥678,046	*	¥725,167	¥(47,121)*

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings and current portion of long-term debt	¥30,370		¥52,428	¥(22,058)
Trade payables	102,082		96,335	5,747
Liabilities held for sale	17,863		—	17,863
Others	121,977	*	102,407	19,570 *

Total current liabilities	272,292	*	251,170	21,122 *

Long-term debt	92,970		81,219	11,751
Other long-term liabilities	25,425		42,371	(16,946)
Minority interests	14,109		18,168	(4,059)
Shareholders’ equity:
Common stock	49,049		49,049	—
Capital surplus	82,910		82,735	175
Retained earnings	173,826		260,556	(86,730)
Accumulated other comprehensive income (loss)	(20,092)		(47,669)	27,577
Treasury stock	(12,443)		(12,432)	(11)

Total shareholders’ equity	273,250		332,239	(58,989)

Total liabilities and shareholders’ equity	¥678,046	*	¥725,167	¥(47,121)*

Breakdown of accumulated other comprehensive income (loss):
Minimum pension liability adjustments	¥(3,680)		¥(11,186)	¥7,506
Net unrealized holding gain on securities	10,352		8,250	2,102
Cumulative foreign currency translation adjustments	(26,764)		(44,733)	17,969

Total accumulated other comprehensive income (loss)	¥(20,092)		¥(47,669)	¥27,577

Pioneer Corporation and Subsidiaries
Consolidated Statements of Cash Flows
[Amended figures are shown with asterisks ( * ).]

		(In millions of yen)
	Year ended March 31
	2006	2005
I. Operating activities:
Net loss	¥(84,986)	¥(8,789)
Depreciation and amortization	46,703	46,990
Decrease (increase) in trade receivables	19,329 *	(12,322)
Decrease in inventories	9,530	6,317
Increase in trade payables	13,941	4,405
Increase (decrease) in other accrued liabilities	24,114 *	(10,371)
Other	39,698	(6,284)

Net cash provided by operating activities	68,329	19,946

II. Investing activities:
Payment for purchase of fixed assets	(40,325)	(63,866)
Payment for purchase of subsidiary	—	(34,015)
Other	10,566	4,365

Net cash used in investing activities	(29,759)	(93,516)

III. Financing activities:
Increase (decrease) in short-term borrowings and long-term debt	(31,204)	4,549
Dividends paid	(3,499)	(4,386)
Purchase and sales of treasury stock, net	(11)	(1,967)
Decrease in capital-lease obligations	(3,535)	(1,770)
Other	(302)	(445)

Net cash used in financing activities	(38,551)	(4,019)

Effect of exchange rate changes on cash and cash equivalents	4,980	1,851

Net increase (decrease) in cash and cash equivalents	4,999	(75,738)
Cash and cash equivalents, beginning of year	116,681	192,419

Cash and cash equivalents, end of year	¥121,680	¥116,681

Free cash flow (I + II)	¥38,570	¥(73,570)

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For further information, please contact:

Investor Relations Department, Corporate Branding and Communications Division
Pioneer Corporation, Tokyo
Phone: +81-3-3495-6773 / Fax: +81-3-3495-4301
E-mail: pioneer_ir@post.pioneer.co.jp
Website: http://pioneer.jp/ir-e/